NO ACT

PE
2-4-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





11005724

February 10, 2011

A.B. Cruz III
Chief Legal Officer and Corporate Secretary
Scripps Networks Interactive, Inc.
9721 Sherrill Blvd.
Knoxville, TN 37932

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-10-11

Re: Scripps Networks Interactive, Inc.

Dear Mr. Cruz:

This is in regard to your letter dated February 4, 2011 concerning the shareholder proposal submitted by the Sheet Metal Workers' National Pension Fund for inclusion in Scripps Networks Interactive's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Scripps Networks Interactive therefore withdraws its request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Carmen Moncada-Terry
Special Counsel

cc: Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
601 North Fairfax Street, Suite 500
Alexandria, VA 22314



A.B. Cruz III
Chief Legal Officer & Corporate Secretary

9721 Sherrill Blvd., Knoxville, TN 37932
Knoxville 865-560-4449 | Chevy Chase 301-244-7606 | Cincinnati 513-824-3233
Mobile 513-702-5234 | Fax 865-985-7771
ab.cruz@scrippsnetworks.com

assistant: Mary Ann Kramer | 513-824-3238 | maryann.kramer@scrippsnetworks.com

via email – shareholderproposals@sec.gov

February 4, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Scripps Networks Interactive, Inc.

Ladies and Gentlemen:

On January 3, 2011, I submitted a letter to your office regarding Scripps Networks Interactive, Inc.'s (the "Company") receipt of a letter on November 8, 2010 from Kenneth Colombo on behalf of the Sheet Metal Workers' National Pension Fund ("Pension Fund") requesting that a proposal be included in the Company's proxy soliciting material for its 2011 annual meeting of shareholders. By letter dated January 25, 2011, the Pension Fund has withdrawn its proposal, citing that the Pension Fund as holders of Class A Common shares do not have voting rights and are, therefore, ineligible to submit a shareholder proposal to SNI. (Pension Fund's letter attached)

Accordingly, the Company is withdrawing its no-action request.

A copy of this letter is being mailed to the shareholder who submitted the proposal.

If you have any questions with respect to this letter, please contact the undersigned at the above number.

Sincerely,

A. B. Cruz III
Chief Legal Officer and Corporate Secretary

Enclosure

c: Mr. Kenneth Colombo
Sheet Metal Workers' National Pension Fund



SHEET METAL WORKERS' NATIONAL PENSION FUND
601 NORTH FAIRFAX STREET, SUITE 500
ALEXANDRIA, VIRGINIA 22314
TELEPHONE 703-739-7000

KEN COLOMBO
FUND COORDINATOR
KColombo@smwnpf.org

January 25, 2011

VIA FACSIMILE: 513-824-3392

A.B. Cruz III
Chief Legal Officer & Corporate Secretary
Scripps Networks Interactive, Inc.
312 Walnut Street, Suite 1800
Cincinnati, Ohio 45202

Re: Withdrawal of Shareholder Proposal

Dear Mr. Cruz:

On behalf of the Sheet Metal Workers' National Pension Fund, I hereby withdraw the shareholder proposal submitted to Scripps Networks Interactive, Inc. on November 8, 2010. I am withdrawing the proposal based on the fact that the Fund owns Class A Common Shares in the Company, which do not have voting rights with respect to shareholder proposals. We understand that because the Fund's shares do not have this type of voting rights, the Fund is ineligible to submit a shareholder proposal. We further understand that the Common Voting Shares, which have voting rights with regard to shareholder proposals, are not publicly traded and therefore the Fund has no means of obtaining those shares. Please feel free to contact me at (703) 739-7000 if you have any questions or comments.

Sincerely,



Kenneth Colombo
Corporate Governance Advisor

cc: Office of the Chief Counsel, U.S. Securities and Exchange Commission
Mr. Craig Rosenberg, ProxyVote Plus, LLC



A.B. Cruz III
Chief Legal Officer & Corporate Secretary

9721 Sherrill Blvd., Knoxville, TN 37932
Knoxville 865-560-4449 | Chevy Chase 301-244-7606 | Cincinnati 513-824-3233
Mobile 513-702-5234 | Fax 865-985-7771
ab.cruz@scrippsnetworks.com

assistant: Mary Ann Kramer | 513-824-3238 | maryann.kramer@scrippsnetworks.com

via email—shareholderproposals@sec.gov

January 3, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Scripps Networks Interactive, Inc.

Ladies and Gentlemen:

On December 14, 2010 I mailed a letter to your office regarding Scripps Networks Interactive, Inc.'s receipt of a letter on November 8, 2010 from Kenneth Colombo on behalf of the Sheet Metal Workers' National Pension Fund requesting that a proposal be included in the Company's proxy soliciting material for its 2011 annual meeting of shareholders. My November 19, 2010 response letter to Mr. Colombo was mailed via certified mail and was delivered on November 29, 2010 (return receipt attached).

The opinion letter required by Rule 14a-8 in support of the legal conclusion set forth in my December 14, 2010 letter to the SEC was inadvertently omitted from the original and is being provided with this letter.

A copy of this letter, together with the opinion letter, is being mailed to the shareholder who submitted the proposal.

If you have any questions with respect to this letter, please contact the undersigned at the above number.

Sincerely,

A. B. Cruz III
Chief Legal Officer and Corporate Secretary

Enclosures

c: Mr. Kenneth Colombo
Sheet Metal Workers' National Pension Fund

THOMPSON HINE
ATLANTA BRUSSELS CINCINNATI CLEVELAND COLUMBUS DAYTON NEW YORK WASHINGTON, D.C.

December 14, 2010

Scripps Networks Interactive, Inc.
312 Walnut Street, Suite 1800
Cincinnati, Ohio 45202

Ladies and Gentlemen:

As counsel to Scripps Networks Interactive, Inc., an Ohio corporation (the "Company"), we have been asked to render an opinion as to whether under Ohio law and the Company's Amended and Restated Articles of Incorporation (the "Articles"), a holder of Class A Common Shares of the Company is entitled to vote on a proposal requesting that the Board of Directors of the Company initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees will be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections (that is, when the number of director nominees exceeds the number of board seats). We understand that a holder of the Company's Class A Common Shares, Sheet Metal Workers' National Pension Fund (the "Fund"), has submitted such a proposal (the "Fund's Proposal") for inclusion in the Company's proxy statement for its 2011 annual meeting of shareholders and that the Company intends to rely on this opinion in omitting the Fund's Proposal from its proxy statement.

Under Ohio law, an Ohio corporation is permitted to limit or deny voting rights of any class of shares in its articles of incorporation (Ohio Revised Code § 1701.06(A)(5)). Ohio law also provides that shares without voting rights or with limited voting rights nonetheless have voting rights with respect to certain specific matters set forth by statute. Such specific matters are as follows: (i) an increase or decrease in the par value of such shares; (ii) a change in the issued number of such shares to a lesser number of shares of the same class or into the same or a different number of shares of any other class; (iii) a change in the express terms of such shares in any manner substantially prejudicial to the holders thereof; (iv) a change in the express terms of any issued shares of any class senior to such shares in any manner substantially prejudicial to the holders of such shares; (v) authorization of shares of another class convertible into such shares; (vi) a reduction or the elimination of the stated capital related to such shares; (vii) a substantial change in the purposes of the corporation; or (viii) the conversion of the corporation to a nonprofit corporation (Ohio Revised Code § 1701.71(B)).

The Company's Articles authorize two classes of common shares: (i) Class A Common Shares and (ii) Common Voting Shares. The Articles provide that holders of Class A Common Shares are entitled to elect the greater of three or one-third of the directors of the Company and are not entitled to vote on any other matter except as otherwise required by Ohio law (the "Class A

THOMPSON HINE LLP
ATTORNEYS AT LAW
2000 Courthouse Plaza, N.E.
P.O. Box 8801
Dayton, Ohio 45401-8801
www.ThompsonHine.com
Phone 937.443.6600
Fax 937.443.6635

Common Shares Voting Rights"). The Articles provide that, except for the Class A Common Shares Voting Rights, the entire voting power of the Company is vested solely and exclusively in the holders of Common Voting Shares, and the holders of Class A Common Shares do not have any voting power and do not have the right to participate in any meeting of shareholders or to have notice thereof.

Under Ohio law, holders of Class A Common Shares are entitled to vote in the election of directors as provided in the Company's Articles and with respect to the specific matters delineated above. Such holders are not entitled to vote on any other matters. The Fund's Proposal is not one of the matters delineated above on which the holders of Class A Common Shares are entitled to vote under Ohio law.

Based on the foregoing, we are of the opinion that holders of Class A Common Shares are not entitled to vote on the Fund's Proposal.

You may submit a copy of this opinion to the staff of the Securities and Exchange Commission and to the Fund in connection with your correspondence with them regarding the Fund's Proposal.

Sincerely,



Thompson Hine LLP



9721 Sherrill Blvd., Knoxville, TN 37932
Knoxville 865-560-4449 | Chevy Chase 301-244-7606 | Cincinnati 513-824-3233
Mobile 513-702-5234 | Fax 865-985-7771
ab.cruz@scrippsnetworks.com

A.B. Cruz III
Chief Legal Officer & Corporate Secretary

assistant: Mary Ann Kramer | 513-824-3238 | maryann.kramer@scrippsnetworks.com

December 14, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Scripps Networks Interactive, Inc.

Ladies and Gentlemen:

Scripps Networks Interactive, Inc. (the "Company") has received a letter from Kenneth Colombo on behalf of the Sheet Metal Workers' National Pension Fund (the "Proponent") requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 2011 annual meeting of shareholders. A copy of the Proponent's letter and the Proposal is attached to this letter as Exhibit A.

The Proponent states in its letter that it is the beneficial owner of approximately 2,449 shares of the Company's common shares, has continuously held such common shares for over a year, and intends to continue to do so through the date of the Company's next annual meeting of shareholders. We note that the Proponent is the holder of Class A Common Shares of the Company and does not own any Common Voting Shares of the Company.

The Proposal requests that the following resolution be put to a vote at the next annual meeting:

> "Resolved: That the shareholders of Scripps Networks Interactive, Inc. (the "Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

The Company believes that, under the Securities and Exchange Commission's Rule 14a-8(f), the Proposal may be omitted from the Company's proxy soliciting material for its next annual meeting of shareholders because the Proponent, as a holder of Class A Common Shares, is not the owner of "securities entitled to be voted on the Proposal at the meeting" as is required by Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides, among other things, that in order to be eligible to submit a proposal a shareholder must hold "securities entitled to vote on the proposal at the meeting." Under Rule 14a-8(f), a company may exclude from its proxy materials a proposal submitted by a proponent who fails to satisfy Rule 14a-8(b)(1)'s eligibility requirements.
The Company has two classes of voting stock outstanding: (i) Class A Common Shares, which are listed for trading on the New York Stock Exchange; and (ii) Common Voting Shares, which are privately held. The Proponent is a holder of Class A Common Shares. The Class A Common Shares have limited voting rights, which entitle the holders of Class A Common Shares to elect the greater of three or one-third of the directors of the Corporation to be elected from time to time. Paragraph 2 of Article Fourth of the Company's Amended and Restated Articles of Incorporation ("Articles"), a copy of which is attached hereto as Exhibit B, provides that except for such specific voting right, and except as otherwise required by the Ohio Revised Code: "[T]he entire voting power shall be vested solely and exclusively in the holders of Common Voting Shares . . . and the holders of . . . Class A Common Shares shall have no voting power and shall not have the right to participate in any meeting of shareholders or to have notice thereof."

Given that the Proponent is a holder of only Class A Common Shares and does not own any Common Voting Shares, the Company's Articles do not permit the Proponent to vote on the Proposal. Moreover, the Proposal is not a matter on which Ohio law would require a shareholder vote. Accordingly, the Company may exclude the Proposal pursuant to Rule 14a-8(b). See SEC Division of Corporation Finance, Staff Legal Bulletin No. 14(CF), Question and Answer C.1.b (2001).

The Staff of the SEC has consistently concurred that a company may exclude from its proxy materials shareholder proposals submitted by proponents who do not hold the requisite class of stock entitled to vote on the proposal. In *The E. W. Scripps Company*, 2006 SEC No-Act. LEXIS 718 (December 4, 2006), the Staff granted no-action relief to The E.W. Scripps Company with respect to a proposal requesting that the company's board of directors adopt a policy which would require the submission of a survey question regarding the compensation of executive officers to a shareholder's vote at each future annual meeting. Similar to the Company, The E.W. Scripps Company has two classes of voting stock outstanding: Class A Common Shares, which are listed for trading on the New York Stock Exchange, and Common Voting Shares, which are privately held. The proponent in *The E. W. Scripps Company* owned Class A Common Shares and not Common Voting Shares. As provided in the company's charter documents and under Ohio law, Class A Common Shares would not have been entitled to vote on the proposal in the event the proposal was submitted to the vote of the company's stockholders. Accordingly, since the proponent did not own Common Voting Shares, the Staff concurred that the proposal was properly excluded under Rule 14a-8(b).

Similarly, in *The New York Times Company*, 2006 SEC No-Act. LEXIS 742 (December 18, 2006), the Staff granted no-action relief to The New York Times Company with respect to a proposal recommending that the board of directors undertake specific steps to reform the company's corporate governance, including that the board approve for submission to shareholders a declassification plan that would provide for equal voting rights for all of the company's shares. Similar to the Company, The New York Times Company has two classes of voting stock outstanding: Class A and Class B Common Stock. The proponent in *The New York Times Company* owned Class A Common Stock, which was not entitled to vote on the proposal, rather than Class B Common Stock, which was entitled to vote on the proposal. Accordingly, the Staff concurred that the proposal was properly excluded under Rule 14a-8(b), as the proponent did not own securities entitled to be voted on the proposal.

Also, in *The Washington Post Company*, 2004 SEC No-Act. LEXIS 907 (December 24, 2004), the Staff granted no-action relief to The Washington Post Company with respect to a proposal requesting that the board of directors take steps to select an independent director who had not previously served as an officer of the company as chairman of the board of directors of the Company. Again, similar to the Company, The Washington Post Company has two classes of voting stock outstanding: Class A and Class B Common Stock. The proponent in *The Washington Post Company* owned Class B Common Stock, rather than Class A Common Stock. According to the voting rights described in the company's charter documents, Class B Common Stock would not have been entitled to vote on the proposal in the event the proposal was submitted to the vote of the company's stockholders. Therefore, the Staff concurred that the proposal was properly excluded under Rule 14a-8(b) for failure to meet the ownership requirement.

Because the Proponent has not demonstrated that it is a holder of Common Voting Shares that is entitled to vote on the subject matter of the Proposal, the Proponent has failed to meet the eligibility requirements to submit a shareholder proposal under Rule 14a-8(b). Therefore, the Company intends to omit the Proponent's proposal from its proxy materials and respectfully requests that the Staff confirm to the Company that it will not recommend enforcement action to the Commission if the Proponent's proposal is so omitted. The Company sent the Proponent a letter on November 19, 2010, attached as Exhibit C, notifying the Proponent of its ineligibility to submit the Proposal due to its failure to satisfy the ownership requirements of Rule 14a-8(b). The Company has not received a response from the Proponent.

The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

A copy of this letter, together with the enclosures, is being mailed to the shareholder who submitted the proposal.

If you have any questions with respect to this letter, please contact the undersigned at the above number.

Sincerely,



A. B. Cruz III
Chief Legal Officer and Corporate Secretary

Enclosures

c: Mr. Kenneth Colombo
Sheet Metal Workers' National Pension Fund

SHEET METAL WORKERS' NATIONAL PENSION FUND



Exhibit A

[Sent via fax 513-824-3392 and via UPS]

November 8, 2010

Anatolio B. Cruz III, Chief Legal Officer and Corporate Secretary
Scripps Networks Interactive, Inc.
312 Walnut Street, Suite 1800
Cincinnati, Ohio 45202

Re: Majority Vote Proposal

Mr. Cruz:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Scripps Networks Interactive, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses our companies Director Election process. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 2,449 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

SHEET METAL WORKERS' NATIONAL PENSION FUND

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7018 or Kcolombo@smwnpf.org. Copies of correspondence or a request for a "no-action" letter should be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314.

Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, One Lane Center, 1200 Shermer Rd., Suite 216, Northbrook, IL 60062.

Sincerely,



Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Scripps Networks Interactive, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, the Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. The Company presently uses a plurality vote standard in all director elections. Under the plurality standard, a board nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard, over 70% of companies in the S&P 500 have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of this proposal submission, our Company and its board had not taken either action.

We believe that a post election director resignation policy without a majority vote standard in company governance documents is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then take action to develop a post election procedure to address the status of directors that fail to win election. A majority vote standard combined with a post election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post election role in determining the continued status of an unelected director. We urge the Board to take this important step of establishing a majority vote standard in the Company's governance documents.

EX-3.1 2 dex31.htm AMENDED AND RESTATED ARTICLES OF INCORPORATION

Exhibit B

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

SCRIPPS NETWORKS INTERACTIVE, INC.

FIRST: Name. The name of the Corporation is Scripps Networks Interactive, Inc. (the "Corporation").

SECOND: Principal Office. The place in the State of Ohio where the principal office of the Corporation is to be located is Cincinnati, Hamilton County.

THIRD: Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be formed under Sections 1701.01 to 1701.98, inclusive, of the Ohio Revised Code.

FOURTH: Classes and Number of Shares. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 325,000,000 shares. The classes and the aggregate number of shares of stock of each class that the Corporation shall have authority to issue are as follows:

(i) 60,000,000 Common Voting Shares, $0.01 par value ("Common Voting Shares").

(ii) 240,000,000 Class A Common Shares, $0.01 par value ("Class A Common Shares" and together with Common Voting Shares, "Common Shares").

(iii) 25,000,000 Preferred Shares, $0.01 par value ("Preferred Shares").

A. Powers and Rights of Common Voting Shares and Class A Common Shares.

1. Election of Directors. Holders of Class A Common Shares, voting separately and as a class, shall be entitled to elect the greater of three or one-third (or the nearest smaller whole number if the aforesaid fraction is not a whole number) of the directors of the Corporation to be elected from time to time except directors, if any, to be elected by holders of Preferred Shares or any series thereof; and holders of Common Voting Shares, voting separately and as a class, shall be entitled to elect the balance of such directors.

2. Other Matters. Except as provided in this Article FOURTH with respect to Class A Common Shares or in any resolution providing for the issue of Preferred Shares or any series thereof, and as otherwise required by the Ohio Revised Code, the entire voting power shall be vested solely and exclusively in the holders of Common Voting Shares, the holders of Common Voting Shares to be entitled to one vote for each Common Voting Share held by them upon all matters requiring a vote of shareholders of the Corporation, and the holders of Preferred Shares or any series thereof or Class A Common Shares shall have no voting power and shall not have the right to participate in any meeting of shareholders or to have notice thereof. The number of authorized Class A Common Shares may be

Exhibit C



A.B. Cruz III
Chief Legal Officer & Corporate Secretary

312 Walnut Street | Suite 1800 | Cincinnati, OH 45202
513-824-3233 | fax 513-824-3392 | cell 513-702-5234
ab.cruz@scrippsnetworks.com

assistant: Mary Ann Kramer | 513-824-3238 | maryann.kramer@scrippsnetworks.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

November 19, 2010

Mr. Kenneth Colombo
Sheet Metal Workers' National Pension Fund
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

RE: Majority Vote Shareholder Proposal for Scripps Networks Interactive, Inc. (the "Company") 2011 Annual Meeting

Dear Mr. Colombo:

This letter acknowledges that we received your letter on November 8, 2010, by which you submitted a shareholder proposal for inclusion in the Company's 2011 proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The shareholder proposal requested that the Board of Directors of the Company initiate a process to amend the Company's Articles of Incorporation to provide that director nominees be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections (the "Proposed Resolution"). To be eligible to have the Proposed Resolution included in the Company's proxy statement, you must demonstrate that you meet the ownership requirements of Rule 14a-8(b). For your convenience, I have attached to this letter the full text of Rule 14a-8(b).

This letter is to inform you that you do not satisfy the ownership requirements to submit the Proposed Resolution. Rule 14a-8(b) requires a shareholder seeking to submit a shareholder proposal to have continuously held at least $2,000 in market value or 1% of the Company's outstanding shares *entitled to vote* on the proposed shareholder proposal at the annual meeting for at least one year by the date the shareholder submitted the shareholder proposal.

The Sheet Metal Workers' National Pension Fund (the "Fund") is a holder of Class A Common Shares of the Company. Pursuant to Article Fourth of the Company's Amended and Restated Articles of Incorporation ("Articles"), holders of Class A Common Shares are entitled to elect the greater of three or one-third of the directors of the Company to be elected from time to time. Except for such specific voting right, holders of Class A Common Shares "shall have no voting power and shall not have the right to participate in any meeting of shareholders or to have notice thereof." For your reference, I have attached to this letter the relevant portions of Article Fourth of the Articles. Because the Proposed Resolution is not an issue for which holders of Class A Common Shares are entitled to vote under the Articles, the Fund, as a Class A Shareholder, would not be eligible to vote on the Proposed Resolution. As a result, the Company is permitted to exclude the Proposed Resolution from its 2011 proxy statement under Rule 14a-8(f) if you fail to adequately correct this ownership issue.

Because the Common Voting Shares of the Company, the class entitled to vote on the Proposed Resolution, are not publicly traded and are not available for purchase, there is no means by which you can remedy the ownership issue.

Please note that, pursuant to Rule 14a-8(f)(1), if you submit a response to this letter, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notice. Please direct your correspondence to me at the above address.

Very truly yours,



Anatolio B. Cruz III

ABC:mak

Enclosures

c: Mr. Craig Rosenberg

Proxy Rule 14a-8(b)

a. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

   i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

   ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

      A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

      B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

      C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.